UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    FORM 12b-25
                            NOTIFICATION OF LATE FILING

(Check one):    Form 10-K     Form 20-F   X   Form 10-Q     Form N-SAR
            ---           ---           -----           ---

     For period ended: June 30, 1998
                      ------------------

          [ ] Transition Report on Form 10-K and Form 10-KSB
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q and Form 10-QSB
          [ ] Transition Report on Form N-SAR
          For the transition period ended___________________________

SEC File Number 0-11472
               -----------

CUSIP Number - 09061T509
               -----------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________


                  PART I-REGISTRANT INFORMATION

BIOMUNE SYSTEMS, INC.
--------------------------------------
Full Name of Registrant

2401 South Foothill Dr.
Salt Lake City, Utah 84109
(801) 466-3441
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Address and telephone number of
principal executive office

                 PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III-NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

          The quarterly report of the registrant on Form 10-Q for the quarterly period ended June 30, 1998 could not be filed because of delays encountered in finalizing the financial and other information needed to complete the report as it relates to the registrant's on-going efforts to finalize the terms of the Rockwood Cosmetics, Inc. transaction.

                    PART IV-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Michael G. Acton, President         (801)            466-3441
                (Name)                 (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

                                                 X  Yes    __ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                ___ Yes    X  No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           BIOMUNE SYSTEMS, INC.
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   August 13, 1998            By:  /s/ Michael G. Acton
                                       ---------------------------------
                                       Michael G. Acton, President and
                                       Chief Executive Officer